EXHIBIT 12

Unit Corporation

Computation of Ratio of Earnings to Fixed Charges

	2017		2016		2015	2014	2013
	(Dollars in thousands)
Income (loss) from continuing operations before income taxes	$60,170		$(206,818)		$(1,664,309)	$222,939	$301,469
(Income) loss from equity investments	—		—		(18)	133	238
Distribution from equity investments	—		—		—	303	144
Interest expense	37,763		39,295		31,464	16,904	14,578
Amortization of capitalized interest	4,673	(3)	10,695	(3)	38,695 (3)	5,454	3,080
Amortization of bond discount	571		534		499	467	437

Earnings (loss)	$103,177		$(156,294)		$(1,593,669)	$246,200	$319,946

Fixed charges(1):
Interest expense	$37,763		$39,295		$31,464	$16,904	$14,578
Capitalized interest	15,948		15,293		21,711	32,246	33,670
Amortization of bond discount	571		534		499	467	437

Total fixed charges	$54,282		$55,122		$53,674	$49,617	$48,685

Ratio of earnings to fixed charges(2)	1.9x	(4)	—	(4)	—	5.0x	6.6x

(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K of the Securities Act
(2)	There were no shares of preferred stock outstanding during any of the time periods indicated in the table.
(3)	Amortization of capitalized interest includes the proportionate amount related to the ceiling test write-down.
(4)	Earnings for the years 2016 and 2015 were insufficient to cover fixed charges by $0.2 million and $1.7 billion, respectively.

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